EXHIBIT 3.1

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
FIRST RELIANCE BANCSHARES, INC.

Pursuant Section 33-10-106 of the 1976 South Carolina Code of Laws, as amended, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1.
The name of the corporation is First Reliance Bancshares, Inc. (the “Company”).

2.
The date of incorporation of the Company is April 12, 2001.

3.
The registered agent’s name and address is
F.R. Saunders, Jr.
2170 West Palmetto Street
Florence, South Carolina 29501.

4.
The Board of Directors of the Company has duly adopted an Amendment to the Company’s Articles of Incorporation adding, as Article 3(e), the Certificate of Designations for the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series C, set forth in Annex A to these Articles of Amendment.

5.
The Amendments were duly adopted by the Board of Directors of the Company without shareholder approval pursuant to Sections 33-6-102 and 33-10-102 of the South Carolina Business Corporation Act or 1988, as amended, and shareholder action was not required.

6.

All other provisions of the Articles of Incorporation shall remain in full force and effect.

7.
Unless a delayed date is specified, the effective date of these Articles of Amendment shall be the date of acceptance for filing by the Secretary of State of South Carolina (see Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended).

1

IN WITNESS WHEREOF, the Company has executed these Articles of Amendment on this 6th day of April, 2010.

FIRST RELIANCE BANCSHARES, INC.

By:	/s/ F.R. Saunders, Jr.
F.R. Saunders, Jr.
President and Chief Executive Officer

ATTEST:

By:	/s/ Jeffrey A. Paolucci
Jeffrey A. Paolucci
Senior Vice President and
Chief Financial Officer

[CORPORATE SEAL]

2

Annex A
CERTIFICATE OF DESIGNATIONS
OF
FIXED RATE CUMULATIVE MANDATORILY CONVERTIBLE PREFERRED STOCK,
SERIES C
OF
FIRST RELIANCE BANCSHARES, INC.

First Reliance Bancshares, Inc., a corporation organized and existing under the laws of South Carolina (the “Company”), in accordance with the provisions of Section 33-6-102 of the South Carolina Business Corporation Act of 1988, does hereby certify:

The board of directors of the Company (the “Board of Directors”) or an applicable committee of the Board of Directors, in accordance with the articles of incorporation and bylaws of the Company and applicable law, adopted the following resolution effective on March 18, 2010, as amended on March 30, 2010, creating a series of 15,000 shares of Preferred Stock of the Company designated as “Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series C”.

RESOLVED, that pursuant to the provisions of the articles of incorporation and the bylaws of the Company and applicable law, a series of Preferred Stock, no par value per share, of the Company be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

Part 1.  Designation and Number of Shares.  There is hereby created out of the authorized and unissued shares of preferred stock of the Company a series of preferred stock designated as the “Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series C” (the “Series C Preferred  Stock”). The authorized number of shares of Series C Preferred Stock shall be 15,000.

Part 2.  Standard Provisions. The Standard Provisions contained in Schedule A attached hereto are incorporated herein by reference in their entirety and shall be deemed to be a part of this Certificate of Designations to the same extent as if such provisions had been set forth in full herein.

Part 3.  Definitions.  The following terms are used in this Certificate of Designations as defined below:

(a)         “Common Stock” means the common stock, par value $0.01 per share, of the Company.

(b)        “Dividend Payment Date” means March 1, June 1, September 1, and December 1 of each year beginning in year 2010.

(c)         “Junior Stock” means the Common Stock and any other class or series of stock of the Company the terms of which expressly provide that it ranks junior to Series C Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company.

(d)        “Liquidation Amount” means $1,000 per share of Series C Preferred Stock.

(e)         “Parity Stock” means any class or series of stock of the Company the terms of which do not expressly provide that such class or series will rank senior or junior to Series C Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company (in each case without regard to whether dividends accrue cumulatively or non-cumulatively), including, without limiting the foregoing, the Company’s Series A Preferred Stock and Series B Preferred Stock.

Part. 4.  Certain Voting Matters.  Holders of shares of Series C Preferred Stock will not be entitled to vote on any matter submitted to the Company’s shareholders except as provided by law.

[Remainder of Page Intentionally Left Blank]

Schedule A to Annex A

STANDARD PROVISIONS

Section 1.  General Matters.  Each share of Series C Preferred Stock shall be identical in all respects to every other share of Series C Preferred Stock. The Series C Preferred Stock shall rank equally with Parity Stock and shall rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of the Company.

Section 2.  Standard Definitions.  As used herein with respect to Series C Preferred Stock:

(a)         “Business Day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

(b)         “Bylaws” means the bylaws of the Company, as they may be amended from time to time.

(c)         “Cap” has the meaning set forth in Section 5(a)(i), as may be adjusted from time to time in accordance with Sections 5(e) or 5(f).

(d)         “Certificate of Designations” means the Certificate of Designations of which these Standard Provisions form a part, as it may be amended from time to time.

(e)         “Charter” means the Company’s articles of incorporation, as amended.

(f)          “Conversion Price” has the meaning set for in Section 5(a)(i).

(g)         “Dividend Period” has the meaning set forth in Section 3(a).

(h)         “Dividend Record Date” has the meaning set forth in Section 3(a).

(i)          “Liquidation Preference” has the meaning set forth in Section 4(a).

(j)          “Mandatory Conversion Date” means July 31, 2013.

(k)         “Original Issue Date” means the date on which shares of Series C Preferred Stock are first issued.

(l)          “Preferred Stock” means any and all series of preferred stock of the Company, including the Series C Preferred Stock.

(k)         “Standard Provisions” mean these Standard Provisions that form a part of the Certificate of Designations relating to the Series C Preferred Stock.

(l)          “Voting Parity Stock” means, with regard to any matter as to which the holders of Series C Preferred Stock are entitled to vote as required by law, any and all series of Parity Stock upon which like voting rights have been conferred and are exercisable with respect to such matter.

Section 3.  Dividends.

(a)           Rate.  Holders of Series C Preferred Stock shall be entitled to receive, on each share of Series C Preferred Stock if, as and when declared by the Board of Directors or any duly authorized committee of the Board of Directors, but only out of assets legally available therefor, cumulative cash dividends with respect to each Dividend Period (as defined below) at a per annum rate of 7.0% on (i) the Liquidation Amount per share of Series C Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior Dividend Period on such share of Series C Preferred Stock, if any. Such dividends shall begin to accrue and be cumulative from the Original Issue Date, shall compound on each subsequent Dividend Payment Date (i.e., no dividends shall accrue on other dividends unless and until the first Dividend Payment Date for such other dividends has passed without such other dividends having been paid on such date) and shall be payable quarterly in arrears on each Dividend Payment Date.  In the event that any Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement.  The period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a “Dividend Period”, provided that the initial Dividend Period shall be the period from and including the Original Issue Date to, but excluding, the next Dividend Payment Date.

Dividends that are payable on Series C Preferred Stock in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months.  The amount of dividends payable on Series C Preferred Stock on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

Dividends that are payable on Series C Preferred Stock on any Dividend Payment Date will be payable to holders of record of Series C Preferred Stock as they appear on the stock register of the Company on the applicable record date, which shall be the 15th calendar day immediately preceding such Dividend Payment Date or such other record date fixed by the Board of Directors or any duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”).  Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

Holders of Series C Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on Series C Preferred Stock as specified in this Section 3 (subject to the other provisions of the Certificate of Designations).

(b)           Priority of Dividends.  So long as any share of Series C Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than dividends payable solely in shares of Common Stock) or Parity Stock, subject to the immediately following paragraph in the case of Parity Stock.

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date) on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period related to such Dividend Payment Date) in full upon Series C Preferred Stock and any shares of Parity Stock, all dividends declared on Series C Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared pro rata so that the respective amounts of such dividends declared shall bear the same ratio to each other as all accrued and unpaid dividends per share on the shares of Series C Preferred Stock (including, if applicable as provided in Section 3(a) above, dividends on such amount) and all Parity Stock payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) (subject to their having been declared by the Board of Directors or a duly authorized committee of the Board of Directors out of legally available funds and including, in the case of Parity Stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors may be declared and paid on any securities, including Common Stock and other Junior Stock, from time to time out of any funds legally available for such payment, and holders of Series C Preferred Stock shall not be entitled to participate in any such dividends.

Section 4.  Liquidation Rights.

(a)        Voluntary or Involuntary Liquidation.  In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of Series C Preferred Stock shall be entitled to receive for each share of Series C Preferred Stock, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Company, subject to the rights of any creditors of the Company, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other stock of the Company ranking junior to Series C Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (i) the Liquidation Amount per share and (ii) the amount of any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount), whether or not declared, to the date of payment (such amounts collectively, the “Liquidation Preference”).

(b)        Partial Payment.  If in any distribution described in Section 4(a) above the assets of the Company or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Series C Preferred Stock and the corresponding amounts payable with respect of any other stock of the Company ranking equally with Series C Preferred Stock as to such distribution, holders of Series C Preferred Stock and the holders of such other stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

(c)        Residual Distributions.  If the Liquidation Preference has been paid in full to all holders of Series C Preferred Stock and the corresponding amounts payable with respect of any other stock of the Company ranking equally with Series C Preferred Stock as to such distribution has been paid in full, the holders of other stock of the Company shall be entitled to receive all remaining assets of the Company (or proceeds thereof) according to their respective rights and preferences.

(d)        Merger, Consolidation and Sale of Assets Not Liquidation.  For purposes of this Section 4, the merger or consolidation of the Company with any other corporation or other entity, including a merger or consolidation in which the holders of Series C Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Company, shall not constitute a liquidation, dissolution or winding up of the Company.

Section 5.  Conversion.

(a)          Conversion Rights.

(i)           Subject to and upon compliance with the provisions of this Section 5, a holder of the Series C Preferred Stock shall have the right, at such holder’s option, at any time or from time to time prior to the Mandatory Conversion Date, to convert (the “Conversion”) all or a portion of such shares into the number of fully paid and non-assessable shares of Common Stock obtained by multiplying the number of shares of Series C Preferred Stock being converted by the Liquidation Preference and dividing such product by the Conversion Price (each of the number of shares and the Conversion Price as such may have been adjusted pursuant to Paragraphs 5(e) through (i) below), by surrendering the Series C Preferred Stock to be converted in the manner provided in paragraph (b) of this Section 5.  The “Conversion Price” shall be the lesser of (A) $6.50 (the “Cap,” as may be adjusted in accordance with Sections 5(e) or (f)) or (B) the tangible common equity per share as of the calendar quarter ending on or before the conversion date.

(ii)           Mandatory and Automatic Conversion.  Subject to the terms and conditions of this Section 5, all outstanding shares of Series C Preferred Stock shall be converted automatically into the number of shares of Common Stock into which such shares of Series C Preferred Stock are convertible pursuant to subsection 5(a)(i), without any action by the holders of such shares and whether or not the certificates representing such shares or any other documents are surrendered to the Company or its transfer agent on the Mandatory Conversion Date.

(b)          Manner of Conversion.

(i)           In order to exercise the conversion right, the holder of each share of Series C Preferred Stock to be converted shall surrender to the Company the certificate(s) representing such share(s), duly endorsed or assigned to the Company or in blank, accompanied by an executed conversion notice provided by the Company.  Unless the shares of Common Stock issuable on conversion are to be issued in the same name as the name in which such Series C Preferred Stock is registered, each share of Series C Preferred Stock surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Company, duly executed by the holder or such holder’s duly authorized attorney and an amount sufficient to pay any transfer or similar tax (or evidence reasonably satisfactory to the Company demonstrating that such taxes have been paid).

(ii)           As promptly as practicable after the surrender of certificates of Series C Preferred Stock as aforesaid, the Company shall issue and shall deliver at such office to such holder, or on such holder’s written order, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of such Series C Preferred Stock in accordance with the provisions of this Section 5 and any fractional interest in respect of a share of Common Stock arising upon such conversion shall be settled as provided in paragraph (c) of this Section 5.

(iii)           Each conversion shall be deemed to have been effected immediately prior to the close of business on the date on which certificates for the Series C Preferred Stock have been surrendered and such notice received by the Company as aforesaid, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby at such time on such date, and such conversion shall be at the Conversion Price unless the stock transfer books of the Company shall be closed on that date, in which event such conversion shall have been deemed to have been effected and such person or persons shall be deemed to have become the holder or holders of record at the close of business on the next succeeding day on which such stock transfer books are open, but such conversion shall be at the Conversion Price in effect on the date on which such shares shall have been surrendered and such notice received by the Company.

(c)          Fractional Shares.  No fractional shares or scrip representing fractions of shares of Common Stock shall be issued upon conversion of the Series C Preferred Stock.  Instead of any fractional interest in a share of Common Stock that would otherwise be deliverable upon the conversion of Series C Preferred Stock, the Company shall pay to the holder of such Series C Preferred Stock an amount in cash based upon the applicable Conversion Price.  If more than one share of Series C Preferred Stock shall be surrendered for conversion at one time by a holder of Series C Preferred Stock, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series C Preferred Stock surrendered.

(d)         Transfer Taxes Upon Conversion.  The holder of the Series C Preferred Stock shall pay any and all issuance and other taxes that may be payable in respect of any issuance or delivery of Common Stock upon conversion of the Series C Preferred Stock and any tax that may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the Series C Preferred Stock so converted shall have been registered.  No issuance or delivery of the Common Stock shall be made unless and until the person or entity requesting such issuance shall have paid to the Company the amount of any such tax or shall have established, to the satisfaction of the Company, that such tax had been paid.

(e)          Adjustment for Stock Splits and Combinations.  If the Company shall effect a subdivision of the outstanding Common Stock, the Cap shall be proportionately decreased.  If the Company shall combine the outstanding shares of Common Stock, the Cap shall be proportionately increased.  Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f)          Adjustment for Certain Dividends and Distributions.  If the Company shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock, the Cap shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Cap then in effect by a fraction,

(i)          the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(ii)         the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, if such record date shall have been fixed and such dividend shall not be fully paid or if such distribution shall not be fully made on the date fixed therefor, the Cap shall be recomputed accordingly as of the close of business on such record date, and thereafter the Cap shall be adjusted pursuant to this subsection (f) as of the time of actual payment of such dividends or distributions; and provided further, however, that no such adjustment shall be made if the holders of the Series C Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of the Series C Preferred stock had been converted into Common Stock as of the record date for such event.

(g)         Adjustments for Other Dividends and Distributions.  If the Company shall make or issue to holders of Common Stock, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then, and in each such event, provision shall be made so that the holders of the Series C Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Company that they would have received had such Series C Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event retained such securities receivable by them as aforesaid during such period, provided, however, that no such adjustment shall be made if the holders of the Series C Preferred Stock simultaneously receive a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of the Series C Preferred Stock had been converted into Common Stock as of the record date for such event.

(h)          Adjustment for Reclassification, Exchange or Substitution.  If the Common Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), the holders of the Series C Preferred Stock shall have the right thereafter to convert such shares into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, as would be received by holders of the number of shares of Common Stock into which such shares of the Series C Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change.

(i)           Adjustment for Merger or Reorganization, etc. In case of any consolidation or merger of the Company with or into another corporation or the sale of all or substantially all of the assets of the Company to another corporation, each share of Series C Preferred Stock shall thereafter be convertible (or shall be converted into a security which shall be convertible) into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company issuable upon conversion of such share would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 5 with respect to the rights and interest thereafter of the holders of Series C Preferred Stock, to the end that the provisions set forth in this Section 5 (including provisions with respect to changes in and other adjustments of the Conversion Price applicable to such series) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter issuable upon the conversion of the Series C Preferred Stock.

(j)           Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Cap, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof.  The Company shall, upon the written request at any time of any holder of Series C Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) such adjustments and readjustments, (ii) the Cap applicable to such series then in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that then would be received upon the conversion.

(k)          Notice of Record Date.  If:

(i)	the Company shall declare a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of the Company;

(ii)	the Company shall subdivide or combine its outstanding shares of Common Stock; or

(iii)
there shall be any reclassification of the Common Stock (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), consolidation or merger of the Company into or with another Company, sale of all or substantially all of the assets of the Company, or involuntary or voluntary dissolution, liquidation or winding up of the Company;

then the Company shall cause to be filed at its principal office or at the office of the transfer agent of the Series C Preferred Stock, and shall cause to be mailed to the holders of Series C Preferred Stock at their last addresses as shown on the records of the Company or such transfer agent, at least ten days prior to the date specified in (A) below or twenty days before the date specified in (B) below, a notice stating:

(A)           the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or

(B)           the date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up.

(l)          Multiple Adjustments.  The Cap will be adjusted for each action or transaction that would require adjustment of the Cap pursuant this Section 5.

(m)        Reservation of Shares of Common Stock.  The Company shall at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued shares of Common Stock for the purpose of effecting conversion of the Series C Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all outstanding shares of Series C Preferred Stock not theretofore converted.  Before taking any action that would cause an adjustment in the Cap such that Common Stock issuable upon the conversion of Series C Preferred Stock would be issued below par value of the Common Stock, the Company shall take any corporate action that may, in the opinion of its counsel, be reasonably necessary in order that the Company may validly and legally issue fully-paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

Section 6.  Voting Rights.  The holders of Series C Preferred Stock shall not have any voting rights except as required by law.

Section 7.  Record Holders.  To the fullest extent permitted by applicable law, the Company and the transfer agent for Series C Preferred Stock may deem and treat the record holder of any share of Series C Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Company nor such transfer agent shall be affected by any notice to the contrary.

Section 8.  Notices.  All notices or communications in respect of Series C Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Charter or Bylaws or by applicable law.  Notwithstanding the foregoing, if shares of Series C Preferred Stock are issued in book-entry form through The Depository Trust Company or any similar facility, such notices may be given to the holders of Series C Preferred Stock in any manner permitted by such facility.

Section 9.  Replacement Certificates.  The Company shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Company.  The Company shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Company of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by the Company.

Section 10.  Other Rights.  The shares of Series C Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter or as provided by applicable law.